Part II
Item 4: <u>Arrangements with Trading Centers</u>

a. Are there any formal or informal arrangements (<u>e.g.,</u> mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (<u>e.g.,</u> arrangements to effect transactions or to submit, disseminate, or display orders and trading interest in the ATS)?

<mark>Yes1</mark> No1

If yes, identify the Trading Center and ATS services and provide a summary of the terms and conditions of the arrangement.

CGMI connects to the following external Trading Centers: NYSE, NYSE American, NYSE ARCA, NYSE Chicago, NYSE National, Cboe BZX, Cboe BYX, Cboe EDGA, Cboe EDGX, NASDAQ, NASDAQ BX, NASDAQ PSX, IEX, Credit Suisse Crossfinder, BIDS, Deutsche Bank SuperX, ITG Posit, Instinet CBX, LeveL ATS, UBS ATS, LiquidNet H2O, Virtu MatchIt, JP Morgan JPMX, Barclays LX, IntelligentCross, Hudson River Trading, IMC, GTS, Jane Street JX, Citadel Connect, Goldman Sachs & CO LLC Sigma X2, CODA Markets INC. CODA and Virtu Link.

The Broker-Dealer Operators of the Trading Centers stated above, can access CitiBLOC as a Subscriber by satisfying the same conditions as any other Subscriber of CitiBLOC (described in Part III, Item 2(b)) or as a client of CGMI. In no event do any of these Trading Centers receive preferential treatment and there is no obligation on either the Trading Center or CGMI to route orders.

b. If yes to Item 4(a), are there any formal or informal arrangements between an Affiliate of the BrokerDealer Operator and a Trading Center to access the NMS Stock ATS services?
Yes1<mark>No</mark>

If yes, identify the Trading Center and ATS services and provide a summary of the terms and conditions of the arrangement.